EXHIBIT 99.1

 Fury Completes Consolidation of Interests at Éléonore South Gold Project

VANCOUVER, Canada – March 1, 2024 – Fury Gold Mines Limited (TSX and NYSE American: FURY) (“Fury” or the “Company”) is pleased to announce the completion of the previously announced agreement whereby Fury has purchased Newmont Corporation’s (“Newmont”) 49.978% interest in the Éléonore South gold project in Quebec, along with Newmont’s 30,392,372 shares of Sirios Resources Inc. (“Sirios”) (see news release dated February 26, 2024). The Sirios shares have been acquired for investment purposes and Fury will evaluate its investment in Sirios on an ongoing basis with respect to any possible additional purchases or dispositions. The Sirios shares represent 10.9% of its issued shares and Fury will file an Early Warning Report at www.sedarplus.com in respect of the acquisition.”

“The consolidation of our interest at Éléonore South is an exciting next step for Fury since the project represents significant potential for new discovery and upside for investors,” commented Tim Clark, CEO of Fury. “We are looking forward to further exploration at our Quebec properties this year and will be announcing our program in the coming months.”

About Fury Gold Mines Limited

Fury Gold Mines Limited is a well-financed Canadian-focused exploration company positioned in two prolific mining regions across Canada and holds a 59.5 million common share position in Dolly Varden Silver Corp (22% of issued shares). Led by a management team and board of directors with proven success in financing and advancing exploration assets, Fury intends to grow its multi-million-ounce gold platform through rigorous project evaluation and exploration excellence. Fury is committed to upholding the highest industry standards for corporate governance, environmental stewardship, community engagement and sustainable mining. For more information on Fury Gold Mines, visit www.furygoldmines.com.

For further information on Fury Gold Mines Limited, please contact:

Margaux Villalpando, Manager Investor Relations

Tel: (844) 601-0841

Email: info@furygoldmines.com

Website: www.furygoldmines.com

Forward-Looking Statements and Additional Cautionary Language

This release includes certain statements that may be deemed to be "forward-looking statements" within the meaning of applicable securities laws, which statements relate to the future exploration operations of the Company and may include other statements that are not historical facts. Forward-looking statements contained in this release primarily relate to statements that suggest that the completion of the buy-out between Fury and Newmont will be completed on schedule or at all.

Although the Company believes that the assumptions and expectations reflected in those forward-looking statements were reasonable at the time such statements were made, there can be no certainty that such assumptions and expectations will prove to be materially correct. Mineral exploration is a high-risk enterprise.

Readers should refer to the risks discussed in the Company's Annual Information Form and MD&A for the year ended December 31, 2022 and subsequent continuous disclosure filings with the Canadian Securities Administrators available at www.sedarplus.ca and the Company's Annual Report available at www.sec.gov. Readers should not place heavy reliance on forward-looking information, which is inherently uncertain.

Fury Gold Mines Limited 1630 - 1177 West Hastings Street, Vancouver, BC, Canada V6E 2K3	TSX: FURY NYSE American: FURY www.furygoldmines.com